KB GLOBAL HOLDINGS LIMITED	No 3 Building of No 1 Jiali Construction Plaza FL 13, No.4th Central Road, Futian, Shenzhen Guangdong Province, 518000, People’s Republic of China

March 22, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Jacob Luxenburg

David Irving

Eric Envall

David Lin

Re:	KB Global Holdings Limited

Amendment No. 1 to Registration Statement on Form S-1

Filed February 1, 2022

File No. 333-261688

Dear Sir or Madam:

KB Global Holdings Limited (the “Company”) is filing amendment number 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Li Guo, Chief Executive Officer of the Company, dated March 7, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form S-1/A filed February 1, 2022

General

1. We note your statements throughout the prospectus summary section and elsewhere that “[e]xcept as disclosed in the Registration Statement and the Prospectus,....” Please revise to clearly disclose any exceptions or qualifications to which your disclosure refers to.

We have removed the qualification language throughout, and disclosed all relevant information.

2. We note response to comment 2 that you have removed all references to an underwriting and the related agreements. However, noting that your disclosure continues to reference the over-allotment option (e.g., on page 32), please further revise to clarify your offering structure or advise. We may have further comments based upon your revisions.

We have removed all references to an over-allotment option

3. We note your cross-references to several sections that we are unable to locate, including, as examples, “Description of Share Capital - Differences in Corporate Law,” as referenced on pages 4 and 25, and “Tax Matters Applicable to U.S. Holders of Our Shares,” as referenced on page 27. We are also unable to locate the risk factor headed, “We may be subject to judicial, administrative or arbitration proceedings and may face significant liabilities and damage to our professional reputation as a result of litigation, regulatory proceedings or negative publicity,” as referenced on page 40. Please check your cross references and revise as applicable.

We have corrected all of our cross-references.

Cover Page

4. We note your response to comment 4 and reissue it in part. Please revise your cover page to disclose that the VIE structure involves unique risks to investors and, if true, that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of the VIE structure. In addition, please move the organizational chart from the cover page to the prospectus summary section.

We have revised the cover page to address our VIE structure in more detail. This includes the facts that our VIE structure involves unique risks to investors and that these contracts have not been tested in court. Our VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law may prohibit direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating company. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

In order to provide you a cross-reference case detail to discuss risks facing the company and the offering as a result of the VIE structure. We like to describe what Alibaba Group did with Alipay as an example. The VIE structure was set up between Alibaba Group and Alipay. Alibaba Group’s shareholders were Yahoo, Softbank, Jack Ma and other PRC individuals. In 2011, Jack Ma, the founder of Alipay successfully severed such VIE structure between Alibaba Group and Alipay, and committed to make certain compensation to Yahoo and Softbank in the future. From the announcement by Jack Ma, the reason of unwinding the VIE structure was to obtain the Payment Business License from the PRC authorities, because only those domestic companies which had the qualifications could apply for the Payment Business License and the VIE structure would not be accepted by the PRC authorities. Alipay eventually set off a big bomb in the Chinese private equity market. It is not difficult to find that the VIE structure is not as stable as some have imagined, to say the least. The founder, senior management or shareholder of the domestic company play a very important role in the VIE structure. Once there are changes to such positions involving interests, potential risks of the VIE structure will appear. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We also moved the organizational chart from the cover page to the prospectus summary section.

5. Please remove the qualifiers, “to the best of our knowledge after due inquiry” from the cover page disclosure. You are responsible for the disclosure in your registration

Statement.

We have removed all knowledge qualifiers.

6. We note your revised disclosure in response to comment 5, including your statements that “[t]here are specific risks related to having operations in China that the Company has been organized to avoid,” and that “[a]ll of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China.” Please further revise to clarify whether the legal and operational risks associated with being based in or having the majority of the company’s operations in China could result in a material change in the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and include this disclosure in your prospectus summary section.

The legal and operational risks associated with being based in or having the majority of the Company’s operations in China could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, Beijing revamped its rules for overseas listings after ride-hailing Didi Global launched its initial public offering despite warnings from regulators. That triggered a data security investigation led by the Cyberspace Administration of China (CAC), which recently culminated with the firm announcing plans to delist in the US in favor of Hong Kong. This shows how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

The Public Company Accounting Oversight Board (PCAOB) issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

To protect investors and to carry out the PCAOB’s mandate, our inspectors and investigators need consistent access across all jurisdictions to the audit work performed for public companies in U.S. capital markets. Rule 6100 sets forth three factors that together reflect the access the PCAOB needs to completely execute its statutory mandate with respect to its inspections and investigations. The PCAOB’s determination report provides the PCAOB’s assessment of these factors based on positions taken by PRC authorities. As discussed in the report, PRC authorities assert that access by the Board to audit work papers and related information can be provided only under a cooperative agreement, but they persistently have taken positions that prevent the finalization of, or their full performance under, such agreements.

The PCAOB has issued its determination report to the U.S. Securities and Exchange Commission, which also has responsibilities under the HFCAA. The appendices to the report identify the PCAOB-registered firms subject to the determinations. Under Rule 6100, the Board will reassess its determinations at least annually.

7. We note your disclosure in response to comment 6 that “KB Global Holding Limited is a holding company and we operate our business through our PRC variable interest entity, Beijing Kezhao in China. We exercise effective control over the operations of Beijing Kezhao pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.” Please disclose clearly the entity (including the domicile) in which investors are purchasing an interest and clarify that investors will not have any equity ownership in Beijing Kezhao or any other entity that you have a contractual arrangement with. Please also refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, we note your disclosure on page 1 that “[w]e are high-tech alternative firm and will grow our business organic....”

Even though KB Global Holding Limited is a holding company, we operate our business through our PRC variable interest entity, Beijing Kezhao in China. We exercise effective control over the operations of Beijing Kezhao pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

But KB Global Holding Limited is a holding company, which is incorporated in Cayman Island and is the only entity in which investors are purchasing an interest and investors will not have any equity ownership in Beijing Kezhao or any other entity that we have a contractual arrangement with.

We modified the prospector to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

8. We note your response to comment 7 and reissue it in part. Please revise the cover page to disclose your intentions to settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements, as applicable.

We revised the cover page to disclose our intentions to settle amounts owed under the VIE agreements. We state that any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.

We condensed the consolidating schedule and the consolidated financial statements to the above disclosure.

9. We note your response to comment 10. However, we continue to note several references to the capitalized term “General Disclosure Package” on the cover page. Please revise or advise. Please also revise your disclosure throughout the filing to ensure that the capitalized terms are defined (e.g., Material Adverse Effect, Material PRC Companies, etc.).

We have removed all references to the General Disclosure Package and provided definitions for the defined terms.

Prospectus Summary, page 1

10. We note your revised disclosure in response to comment 12. Please revise the prospectus summary section to describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements.

We revised the summary section to describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements as in below:

We have disclosed that we have relied and expect to continue to rely on contractual arrangements with Beijing Kezhao and its shareholders to operate our businesses. These contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the Board of Directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance of the contractual obligations by the VIE and its shareholders to exercise control over the VIE. Although we have been advised by our PRC Legal Advisors, each contract under WFOE’s contractual arrangement with Beijing Kezhao is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Beijing Kezhao as direct ownership of Beijing Kezhao would be.

The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Beijing Kezhao were to refuse to transfer their equity interests in Beijing Kezhao to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

Contractual arrangements WFOE has entered into with the VIE may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIE owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among WFOE, the VIE and the shareholders of the VIE do not represent arm’s-length prices and consequently adjust WFOE’s or the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on WFOE or the VIE for any unpaid taxes. Our consolidated net income may be materially and adversely affected if WFOE or the VIE’s tax liabilities increase or if they are subject to late payment fees or other penalties.

WFOE is required to bear the losses of Beijing Kezhao, thus our liquidity may be adversely affected, which could harm our financial condition and results of operations.

The VIE structure has been adopted by many PRC-based companies, including our Company, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the Draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the catalog of restrictions, the VIE structure may be deem a domestic investment only if the ultimate controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operations on the catalog of restrictions without market entry clearance may be considered as illegal.

If the VIE is deemed as a FIE, we face uncertainties as to whether market clearance is required, and, if required, whether we can timely obtain such clearance, or at all. If we are not able to obtain such clearance when required, the VIE structure may be regarded as invalid or illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with the shareholders of Beijing Kezhao, (ii) exert control over Beijing Kezhao and its subsidiaries, and (iii) receive the economic benefits of Beijing Kezhao and its subsidiaries under such contractual arrangements, consolidate the financial results of Beijing Kezhao and its subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected.

11. We note your disclosure in response to comment 13 and partially reissue. As previously requested, please revise the prospectus summary section to clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

We have revised the disclosure to state that the Company is the primary beneficiary of the VIE for accounting purposes, However, the VIE Agreements have not been tested in court.

12. We note your disclosure in response to comment 14 and partially reissue. Noting that your summary of risk factors beginning on page 7 appears to disclose the risks related to conducting your business operations in China, please clearly disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. Please revise the prospectus summary section to include cross references to the specific risk factors where you describe the risks described in this comment in greater detail. As previously requested, please also acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We clearly disclose the risks that our corporate structure and being based in or having the majority of the company’s operations in China poses to investors. We revise the prospectus summary section to include cross references to the specific risk factors where you describe the risks described in this comment in greater detail.

Any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our Business, page 1

13. We note your response to comments 19 and 20. Your new disclosure indicates that your business is in research and development, production and sales of new hollow plastic building formwork with polypropylene as the main base material. It remains unclear what your business operations are in the asset management sector and why you identify yourself using 6282 as your Primary Standard Industrial Classification Code Number when your core business appears to be that of a manufacturing company. Please provide more details regarding all of your business activities in the Summary and Business sections.

That was an error. We identify ourselves as using 3080 of Office of Manufacturing in MISCELLANEOUS PLASTICS PRODUCTS.

KB Global Holding Limited is a holding company of a high-tech alternative firm and will grow our business organically and with M&A in China, we are committed to developing high-end manufacturing, adhering to the extension of advanced materials to high-tech materials development and other fields, helping the manufacturing industry to continuously update, and helping scientific and technological enterprises develop into high-tech enterprises. We have added that research and development, production and sale of new hollow plastic building template, and research and development of nano-materials used in the construction field, through the addition of nano-materials can significantly improve the strength and elongation of plastic, improve wear resistance and surface finish, improve anti-aging performance, in order to adhere to advanced materials to high-tech materials.

At the same time, explore global scientific and technological information, scientific and technological talents and scientific and technological enterprises in various fields, dynamically evaluate the value of scientific and technological entities in multiple dimensions, constantly create a good entrepreneurial format, and incubate more high-quality and high potential enterprises. We conduct business through Beijing Kezhao and its subsidiaries, which act as high-tech business operation managers and acquisition growth.

Our scope of business is research and development, production and sales of new hollow plastic building formwork. Products include PP plastic building formwork with polypropylene as the main base material. Products are mainly used in housing construction, bridge, tunnel construction and other fields, and New materials, new technology-related industry companies to invest in mergers and acquisitions

14. As a related matter, we note your cover page disclosure that “[t]o follow the new regulation, we have hired local teachers to deliver the lessons for [currently active] Chinese customers.” Please revise to describe in greater detail the nature of such lessons and how they relate to your business.

We have removed the references to teachers and lessons, and related language.

The Offering, page 8

15. We note your response to comment 15 and revised disclosure on page 8 that the “Company’s VIE structure has been approved by the CSRC.” Please advise whether you have disclosed each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this regard, we note your cover page disclosure that “each of the Material PRC Companies has obtained all material Governmental Authorizations necessary for its business operations as described in the Prospectus, and such Governmental Authorizations are in full force and effect” and that “provided that all required Governmental Authorizations have been duly obtained, the due application of the net proceeds to be received by the Company from the issue Ordinary Shares as disclosed in the Prospectus under the caption ‘Use of Proceeds’ does not and immediately after the Offering will not contravene any applicable PRC Laws....” Please revise the prospectus summary section to provide clarifying disclosure, including, without limitation, the meaning of the capitalized term “Governmental Authorizations.” State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We have disclosed each permission or approval that we, our subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. We have disclosed that each of the Material PRC Companies has obtained all material Governmental Authorizations necessary for its business operations as described in the Prospectus, and such Governmental Authorizations are in full force and effect and that that all required Governmental Authorizations have been duly obtained,

The due application of the net proceeds to be received by the Company from the issue of Ordinary Shares as disclosed in the Prospectus under the caption ‘Use of Proceeds’ does not and immediately after the Offering will not impact any applicable PRC Laws....”

16. We note your disclosure in response to comment 16 and partially reissue. Please further revise the prospectus summary section to disclose your intentions to distribute earnings and provide clearer disclosure regarding your intentions to settle amounts owed under the VIE agreements. Please also clarify the meaning of your statement in the penultimate paragraph on page 8 that “[t]he company’s ability to settle payments to its parent company and U.S. investors through the ODI filing and registration No. 37.”

We revised the prospectus summary section to disclose our intentions to distribute earnings and provide clearer disclosure regarding our intentions to settle amounts owed under the VIE agreements. We also clarify the meaning of our statement in the penultimate paragraph on page 8 that “[t]he company’s ability to settle payments to its parent company and U.S. investors through the ODI filing and registration No. 37.”

Risk Factors, page 9

17. We note your disclosure in the Offering section that your “auditor is subject to the determinations announced by the PCAOB on February 1, 2022.” Please revise the Risk Factors section to provide more details regarding the determinations announced on February 1, 2022 and how they will, or possibly will, impact you.

We revised the Risk Factors section to provide more details regarding the determinations announced on February 1, 2022 and how they will, or possibly will, impact us.

The Public Company Accounting Oversight Board (PCAOB) issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

To protect investors and to carry out the PCAOB’s mandate, our inspectors and investigators need consistent access across all jurisdictions to the audit work performed for public companies in U.S. capital markets. Rule 6100 sets forth three factors that together reflect the access the PCAOB needs to completely execute its statutory mandate with respect to its inspections and investigations. The PCAOB’s determination report provides the PCAOB’s assessment of these factors based on positions taken by PRC authorities. As discussed in the report, PRC authorities assert that access by the Board to audit work papers and related information can be provided only under a cooperative agreement, but they persistently have taken positions that prevent the finalization of, or their full performance under, such agreements.

The PCAOB has issued its determination report to the U.S. Securities and Exchange Commission, which also has responsibilities under the HFCAA. The appendices to the report identify the PCAOB-registered firms subject to the determinations. Under Rule 6100, the Board will reassess its determinations at least annually.

The PRC government regulates the asset management industries..., page 12

18. We note your disclosure in response to comment 22. Please further revise to acknowledge that the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

We revised to acknowledge that the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of our operations.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises..., page 22

19. We note your disclosure in response to comment 24. Please further revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering, and acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have further revised the risk factor as appropriate.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 33

20. We acknowledge your response to our prior comment 31. As requested in our prior comment, please revise your Critical Accounting Policies section to include your policy for determining when, in accordance with ASC 810, an entity should be considered a VIE and when that entity should be consolidated. Also refer to Item 303(b) of Regulation S-K.

We revise our Critical Accounting Policies section to include your policy for determining when, in accordance with ASC 810, an entity should be considered a VIE and when that entity should be consolidated.

Exhibits

21. We note that Section 5 of the subscription agreement filed as Exhibit 99.1 contains an indemnification clause, which requires an investor to indemnify and hold harmless the company and various representatives and management. Please revise your prospectus to highlight the indemnification provision in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision.

We have removed the indemnification clause from the Subscription Agreement, and filed an Amended and Restated version as an Exhibit.

22. Please provide the filing fee table required by Item 601(b)(107) of Regulation S-K and revise your registration statement cover page accordingly. Refer to SEC Release No. 33- 10997 for additional guidance.

We have added the fee table and revised our cover page accordingly.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Li Guo
Li Guo